CLETHA A. WALSTRAND

ATTORNEY AT LAW

1328 EAST 600 NORTH

BOUNTIFUL, UT  84010

OFFICE: 801-295-0089  FAX: 801-295-3458

cwalstrand@networld.com

November 9, 2005

United States Securities and Exchange Commission

Mr. Albert Yarashus

100 F Street N.E.

Washington, D.C.  20549-3651

Re:

S2C Global Systems, Inc.

Form 10-SB

Filed September 19, 2005

File No. 0-51529

Dear Mr. Yarashus:

S2C Global Systems, Inc., (the “Company”), has received your comment letter dated October 21, 2005, (“comment letter”) pertaining to the above referenced registration statement on Form 10-SB (the “Registration Statement”).  Amendment No. 1 to the Registration Statement (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes in the manner required by Regulation S-T.

This letter contains the Company’s responses to the comment letter.  Under cover of this letter, we are sending you 2 hard copies of the Amendment, one marked to show changes and one without changes marked.  To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

General

1.

Your registration statement will become effective by operation of law in 60 days from September 19, 2005, and you will be responsible for filing periodic and other reports under the Securities Exchange Act of 1934 from that date.

Response:

We are aware of the effectiveness of our registration statement and will comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

Facing Page of Registration Statement

2.

You have stated the name of your company on the facing page of the registration statement as SC2, rather than S2C.  Please correct in your amendment.

Response:

We have corrected the typographical error in this amendment.

Securities and Exchange Commission

November 9, 2005

Information Required in Registration Statement, page 2

3.

Please note that a company that is not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act at the time a forward-looking statement is made cannot avail itself of the protection of Section 27A of the Securities Act or Section 7th of the Exchange Act. The safe harbor for forward looking statements provided in the Private Securities Litigation Reform Act does not apply to statements made in connection with this registration statement. Delete the reference and refrain from making such references to the Act in the future in connection with this filing. This comment also applies to other materials of the company, such as press releases.

Response:

We have deleted the safe harbor reference as requested.

Description of Business, page 2

4.

Please clarify the statement that the private company (S2C) commenced limited operation in May 2004 to explain further the nature of these operations, and to make clear that you have had no sales or revenues to date.

Response:

We have revised our discussion on page 2 to clarify our limited operations and to disclose that we have had no sales or revenues to date.

5.

We encourage you to identify your website in the registration statement. See Item 101(e)(3) of Regulation S-B.

Response:

We have revised our discussion on page 2 to identify our website.

Bottled Water/Vending Industry Background, page 2

6.

Please support, or delete, all statistical claims presented in this section.

Response:

We have identified our information sources for all statistical data in this section.

7.

If you retain in this section any references to growth of the market for bottled water or any other vending machine product, revise the text to make clear that there can be no assurance that your organization will participate in any of this growth, or that this product will find market acceptance.

Response:

We have revised this discussion to include a statement that there can be no assurance that we will benefit from any anticipated growth in the industry or that our product will achieve any market acceptance.

8.

Please revise your reference to interviews by Martin Stevens to state how many managers he spoke with, when he conducted these interviews, and the circumstances in which the interviews were held.

Response:

We have revised this section to identify the circumstances of the interviews to be either in person or by telephone.  We have also stated the interviews were conducted during the summer of 2004 and that three major grocery chain managers were interviewed.

Securities and Exchange Commission

November 9, 2005

9.

Please also disclose whether you have any independent, scientific research supporting the position that traditional retail systems for distribution of 5-gallon bottled water have become awkward and unprofitable.

Response:

We have revised this section to state that we are not aware of any scientific research supporting our position but that through interviews with experts in the industry, we believe that the traditional retail systems have become awkward and unprofitable.

10.

Please revise the next to last paragraph of this section to make more clear the relevance of this information to you and your operations.

Response:

We have amended this paragraph to explain why this information is relevant to our operations and company.

11.

The meaning of the last paragraph in this section, and its reference to labor storage devices, is unclear.  Please revise to explain.

Response:

We have revised accordingly to explain labor storage devices as being devices that through automation and machinery perform tasks normally conducted using manpower.

The S2C System, page 3

12.

Explain in what sense you are in “the final development stages” to bring your distribution system to market, and what additional steps are necessary to reach this goal. Describe any mechanical adjustments or testing of your equipment which may be necessary and the principal terms of any contractual arrangements with suppliers, distributors, or customers which may be required, or into which you have entered. Please disclose also what your expected financing needs will be at each intended stage of development. We have noted that you issued recent press releases discussing certain of these matters.

Response:

We have revised page 2, Description of our Business, to address these concerns.

13.

As required by Item 101(b)(5) of Regulation S-B, state the sources and availability of the raw materials you will use and the names of the principal suppliers of these materials It is not clear how you will acquire the bottles of water your distribution system will furnish to customers.

Response:

We have revised page 2, Description of our Business, to include the required information.

14.

Include the information required by Item 101(b)(10) and 101 (b)(l 1) of Regulation S-B, if material.

Response:

We have included a paragraph in the section, The S2C System, disclosing our research and development costs.  Item 101(b)(11) does not impact our business.

15.

The second paragraph of this section refers specifically to empty 5-gallon recyclable water bottles. Please clarify whether this is the only product the system will accept, or whether it can also accept other kinds of bulk food or liquids.

Securities and Exchange Commission

November 9, 2005

Response:

The first paragraph of this section clearly states, “Any product that is capable of being packaged in a cylindrical container, typically liquid or granular in nature can be delivered via the S2C System.”

16.

Please explain in further detail how the S2C System is intended to eliminate significant labor requirements by providing an automated loading element. It is unclear, for example, how the loading element will be automated, or how this is expected to result in savings of labor costs.

Response:

We have extensively revised this section to clarify the automation and anticipated savings.

17.

Generally, the text should convey more clearly that your system is essentially like a vending machine, if true, and should include more explicit information about its operating features, such as certain of the items referred to, for example, at the “Convenience Shopping” and “How to Use” tabs at your website.

Response:

This section has been amended to include additional information regarding our systems operating features and its status as a vending machine.

Governmental Regulation, page 4

18.

Please refer to paragraph one. Explain how your vending system involves regulated financial transactions, and what you mean by the requirement for certification.

Response:

We have included additional disclosure regarding financial transaction protocols and certification requirements.

19.

Please refer to paragraph four. Please define the “products” you refer to.

Response:

We have revised paragraph four to identify our Aquaduct Vending unit.

20.

If the Electrical Safety Association, Ontario Hydro referred to in paragraph five is an underwriting laboratory, please explain this and describe on what basis it has certified your product for safety.

Response:

We have amended paragraph 5 of this section to provide further detail and explanation regarding certifications.

Competition, page 4

21.

The basis for your statement that there are no vendors of prepackaged 5-gallon bottled water is unclear. Please revise to explain.

Response:

We have revised this statement to disclose that our own internal research indicates there are no suppliers of automated vending systems selling prepackaged 5-gallon bottled water .

Securities and Exchange Commission

November 9, 2005

22.

Please expand your disclosure to describe more fully the various types of water delivery systems with which you will compete, as, for example, water delivery trucks or manual bin systems, and to state how you will meet these types of competition. Identify briefly the various venues in which the alternative systems operate, and how matters of location may affect your ability to compete.

Response:

We have extensively revised this section to address the issues raised.

23.

We note that the “contractors” referred to in this section are identified as officers in the employment contracts filed as exhibits. We also note your qualification that you have no fulltime employees. Please revise appropriately, and provide any additional information required by Items 401 and 402 of Regulation S-B.

Response:

We have revised our section entitled “Employees” accordingly.  Further, we have included Will Benedikt, Martin Stevens, Chris Haugen and Peter Miele on our list of officers.  Supplementally, please note that we do not consider these people to be

“executive” officers of the Company.  Our only executive officers are identified properly as Roderick Bartlett, Chief Executive Officer and President and Harold Forzley our Chief

Financial Officer.

Plan of Operation, page 5

24.

It is unclear how the arrangements referred to in the second paragraph will actually yield revenue for your business. Please revise to explain.

Response:

We have amended this section to describe how we intend to generate revenue.

25.

Please explain your statement in the third paragraph that you are globally sourcing all components that make up the S2C system.

Response:

We have revised our statement to clarify that we are obtaining estimates for our system components directly from manufacturers to ensure the highest quality at the lowest price.

26.

Please state the consideration, if any, paid to Mr. Benedikt in exchange for his contribution of the prototype and the intellectual property related to the Acquaduct System. Please also include discussion of this transaction at Item 7.  Certain Relationships and Related Transactions, or tell us why you believe that is not required.

Response:

S2C (private company) acquired the assets of Koala Kiosk Systems, Inc. for 2,250,000 shares of S2C (private company).  The shares issued to Koala Kiosk Systems, Inc. were distributed to Koala Kiosk Systems, Inc. shareholders.  Mr. Benedikt was a shareholder of Koala Kiosk Systems, Inc.  Because this was a transaction prior to our reverse merger with United Athletes, Inc. and S2C already owned the assets at the time of the reverse merger, we do not believe disclosure is required.

27.

Clarify specifically whether your business plan contemplates purchase and storage of products for retail sale, and, if so, how you intend to finance inventories of products.

Securities and Exchange Commission

November 9, 2005

Response:

We have revised this section to clearly state that we do not intend to hold any inventories other than the water bottles stored in each Aquaduct system.  We have also revised this section to clarify how we purchase and store our products for retail sale.

28.

Please revise this section to include the more specific disclosures required by Item 303 of Regulation S-B. For example, it does not appear that you have responded to Item 303(a)(1)(i), (iii) or (iv).

Response:

We have revised our Plan of Operation to specifically address the requested items.

29.

Similarly, there should be specific discussion of such matters as expected cost of the components of the system, and your proposed sources of revenues, whether leases or sales.

Response:

We have revised this section to address cost of the Aquaduct unit and how we intend to generate revenues.

30.

Please also disclose more fully the capital commitments the financing or expansion of your business will require, and how you intend to raise this capital. Disclose the cost of manufacturing or assembling your product, and what you expect your sources of liquidity will be. We note that you have previously issued convertible notes.

Response:

We have revised our Plan of Operation to address the issues raised.

Security Ownership of Certain Beneficial Owners and Management, page 6

31.

Please confirm that the founding shareholder, Mr. Benedikt, does not own more than 5% of outstanding stock.

Response:

Mr. Benedikt does not own more than 5% of our outstanding stock.

32.

Identify the beneficial owners of Hottentot Capital LLC and clarify the relationship between Hottentot and M- Laidlaw. See Item 403 of Regulation S-B. Identify also the owners of King Capital.

Response:

Hottentot Capital LLC now holds less than 5% of our outstanding stock and has been removed from the table.  We have revised to identify the owners of King Capital.

33.

It is not clear whether the ownership table reflects common shares which maybe issuable under the terms of the company’s outstanding convertible notes referred to at Note 4 to the financial statements. Please revise to include such shares in the table, or tell us why they are not required to be included.

Response:

The ownership table does not reflect common shares which may be issuable under the terms of outstanding convertible notes.  Because there are no rights in the shares until the notes are actually converted into common stock, we do not believe it would be appropriate to include these shares in the beneficial ownership table.

Securities and Exchange Commission

November 9, 2005

Directors, Officers, Promoters, and Control Persons, page 7

34.

We note that at least 4 individuals not listed in the table, namely, Martin Stevens, Will Benedikt, Chris Haugen, and Peter Miele, are identified as officers in exhibits or in the text, or both. Please revise appropriately to include in the table all persons for whom information is required to be given pursuant to Item 401 of Regulation S-B, including significant employees as defined in part (b) of Item 401, or tell us why these persons are not required to be identified here.

Response:

We have added these individuals to the table however we have not included biographical information as these individuals are not considered “executive” officers or significant employees as defined in part (b) of Item 401.

35.

Please provide more specific information about the business experience during the past five years of the individuals discussed here, identifying the principal business or businesses involved, where that has not already been done. See Item 40l(a)(4) of Regulation S-B.

Response:

We have revised the biographical information accordingly.

Executive Compensation, page 9

36.

Please explain, through footnote or otherwise, why your table identifies multiple persons as its chief executive officer during the period covered by the table.

Response:

We have added footnotes to explain multiple officers during the periods covered.

37.

Please also explain why no other executive officers or other highly compensated officers are identified in the table. If Instruction 1 to Item 402(a)(2) of Regulation S-B and the exception included there applies, please support your claim to the exception.

Response:

During the periods covered no other officers received compensation in excess of

$100,000, therefore no further disclosure is required.

38.

Please confirm that the amount of $1,000 for Mr. Bartlett’s restricted stock award is correct. We note that Mr. Bartlett’s employment contract refers to total possible awards of 1,000,000 shares.

Response:

The shares awarded to Mr. Bartlett were valued at $.001 (par value) or $1,000 for

1,000,000 shares.

Certain Relationships and Related Transactions, page 11

39.

Please clarify in what situations involving transactions with related parties a vote of shareholders is required, in view of the provision of Article 4(2) of your Articles of Incorporation.

Response:

Article 4(2) of our Amended Articles of Incorporation does not require our directors to obtain shareholder approval.  This Article simply provide the option at the discretion of the board to request shareholder approval.  Therefore, we do not believe additional disclosure is required

Securities and Exchange Commission

November 9, 2005

Description of Securities, page 11

40.

You disclose on page 10, paragraph 7, that you issued an option to purchase 150,000 shares of restricted common stock. Please reconcile this disclosure with your disclosure that you have no stock option plan.

Response:

There is no requirement to have a stock option plan to issue stock options.  A shareholder approved stock option plan is required if the Company desires to issue qualified stock options to achieve beneficial tax results.  At such time as the Company determines it is in its best interest, the Company may establish an approved stock option plan.

Recent Sales of Unregistered Securities, page 15

41.

As required by Item 701(a) and (b) of Regulation S-B, please identify, for each transaction listed, the specific date of the transaction and identify the persons or class of persons to whom you sold the securities.

Response:

The requested disclosure has been added for each transaction listed.

42.

We note that the total number of shares sold in transactions stated in this section is 46,088,736, while the number of shares outstanding at the balance sheet date is given as 33,845,068 shares. Please explain the difference.

Response:

We have revised the disclosure to remove duplicate transactions.

Financial Statements

December 31. 2004 Audited Financial Statements, page 17

43.

Please amend your filing to remove the audited financial statements of S2C Global Systems, Inc. (formerly United Athletes, Inc.) contained on pages 19-27. Following completion of the reverse merger transaction, your historical financial statements should be the historical financial statements of S2C Global Systems. Inc. (accounting acquirer) from inception in May 2004. Also, the reverse merger should be disclosed as a recapitalization of the public shell rather than as a purchase business combination.  We have performed a limited of your interim financial statements and may have further comments after reviewing your revised audited and unaudited financial statements.

Response:

We have replaced the financial statements with December 31, 2004 audited financial statements of S2C Global Systems, Inc. from inception, May 6, 2004 to December 31,

2004 as requested.  We disclosed the reverse merger as a recapitalization of the public shell as requested.

Securities and Exchange Commission

November 9, 2005

Report of Registered Public Accounting Firm. page 19

44.

Please ensure that your amended filing includes a properly worded audit report. The audit report as filed does not comply with the PCAOB Auditing Standard No. 1 and SEC Release 34-49707 issued May 14, 2004. Please amend to include a revised auditors’ report, which refers to “the standards of the Public Company Accounting Oversight Board United States),” instead of “the generally accepted auditing standards of --- “ See paragraph B2 of Auditing Standard No. 1. You may also refer to the last sentence of the answer to question 2 of the PCAOB Staff Questions and Answers issued June 30, 2004, available at

www.pcaobus.org.

Response:

We have received an amended audit report from our auditors referring to the PCAOB standards.

45

Please obtain a revised auditors’ report which includes a statement that “the auditor believes that his or her audit provides a reasonable basis for his or her opinion.” See paragraph (g) of the AICPA Auditing Standards Section AU 508.08.

Response:

We have received an amended audit report which includes the requested language.

Going Concern Uncertainty, page 24

46.

Please revise to include a discussion of management’s plan to enable the company to remain viable for at least 12 months. If management has no such plan, please explain how you and your auditors have determined that the use of going concern financial statements is appropriate. See paragraph 3b of SAS 59.

Response:

We have revised our footnote #1 to provide details as to management’s plan to continue operations for at least 12 months.

March 31, 2005 Unaudited Financial Statements, page 28

47.

Please revise your unaudited financial statements to provide financial statements for only the interim period from the date of the most recent audited period and comparable prior year period. As of the date of your initial filing, interim financial statements as of and for the six month periods ended June 30, 2005 and 2004 were required.  To the extent you continue to report as a development stage enterprise, inception to date information would be required as well. Please ensure that your amended filing includes updated interim period financial statements in accordance with Item 310(g) of Regulation S-B.

Response:

We have revised our unaudited financial statements accordingly, the March 31, 2005 statements have been removed entirely.

June 30. 2005 Unaudited Financial Statements, page 39

Securities and Exchange Commission

November 9, 2005

Balance. Sheet. page 41.

48.

You classify subscriptions receivable as assets and share subscriptions received as liabilities. We also note that the statement of stockholders’ equity shows shares issued during 2004 for subscriptions received. Please revise your filing to reflect subscriptions receivable as a contra-equity account, or tell us why your classification is appropriate. Please also include a footnote which discloses the major terms of the subscription agreements. Please ensure we understand any redemption terms requiring liability classification for shares issued.

Response:

We have revised the balance sheet as requested and included a footnote regarding the subscription.

Basis of Presentation and Nature of Operations, page 45

49.

Revise your disclosures to include an updated discussion of your overall liquidity position, including how long you expect to be able to satisfy cash requirements.

Response:

We have revised our disclosures accordingly.

Convertible Promissory Notes, page 48

50.

Please revise to show all amounts in U.S. dollars.

Response:

We have revised to reflect all amounts in U.S. dollars.

Financial Instruments, page 48

51.

Please revise to reflect the correct balance sheet date at which these financial assets and liabilities are valued. Please also disclose their values in U.S. dollars.

Response:

We have revised our Note #5 accordingly.

Exhibits, page 50

52.

Please also file as exhibits the agreement you used to acquire S2C Global Systems, Inc., and the documents which evidence all changes of name that you have had since inception. It is unclear, for example, why you have filed only amended Articles of Incorporation, and not the original Articles incorporating the company as Sun Vacation Club, Inc.

Response:

The requested exhibits are included with this amendment.  We believe we did file the original Articles of Sun Vacation Club, Inc.  However, we are re-filing the exhibits with this amendment.

53.

Please also file as exhibits the instruments which define the rights of securities holders.

Response:

Our Articles as amended and our bylaws define the rights of securities holders and have been filed as exhibits.  We have no other instruments defining shareholder rights.

Securities and Exchange Commission

November 9, 2005

54.

Please file the agreement to the note for US$39,725.00 as an exhibit.

Response:

The requested note has been included as an exhibit to this amendment.

55.

Please file as exhibits any contracts or agreements relating to distribution of products by means of the Aquaduct System, such as agreements with Trentfab and IGA.

Response:

Trentfab was the manufacturer that was used to build our initial two units and we do not have an ongoing contract with them to build any additional units.  We have included a copy of our original Trentfab agreement as an exhibit.  Our agreement with Brook’s IGA is a placement agreement to place one unit on their grocery store parking lot in Verona,

Ontario.  We have included a copy of this agreement as an exhibit.  We have also included a copy of our Memorandum of Understanding with Amaro as an exhibit to this amendment.

56.

Please direct us to any disclosure regarding the note to which the agreement filed as Exhibit 10.09 pertains, or tell us why no disclosure is necessary.

Response:

This note is pertains to the disclosure of the convertible notes described under Item 7,

Certain Relationships and Related Transactions.

Please be advised that S2C acknowledges that:

•

the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking arty action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify the undersigned directly.

Very truly yours,

/s/ Cletha A. Walstrand

Cletha A. Walstrand

Attorney at Law

enclosures